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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)


                        DAVEL COMMUNICATIONS GROUP, INC.
                       ----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                  238338 10 7
                          ---------------------------
                                 (CUSIP Number)

                                Susan Obuchowski
                         Equity Group Investments, Inc.
                      Two North Riverside Plaza, Suite 600
                               Chicago, IL  60606
                                 (312) 466-4010

                                with a copy to:
                                Walter S. Lowry
                         Rosenberg & Liebentritt, P.C.
                     Two North Riverside Plaza, Suite 1600
                               Chicago, IL 60606
                                 (312) 466-3769

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                August 13, 1998
           ---------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].




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CUSIP No.  238338 10 7              13D
           -----------

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1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Samstock, L.L.C.     FEIN: 36-4259084
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                      (b) [ ]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS
      WC
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [___]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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                                 7.  SOLE VOTING POWER

                                     1,336,696
             NUMBER OF          ------------------------------------------------
              SHARES             8.  SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY                293,304 (1)
               EACH             ------------------------------------------------
             REPORTING           9.  SOLE DISPOSITIVE POWER
              PERSON
                                      1,623,480 (2)
                                ------------------------------------------------

                                 10. SHARED DISPOSITIVE POWER

                                     356,520 (1)
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,980,000 (1) (2)
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [__]
     CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     33.0% (1) (2) (3)
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14.  TYPE OF REPORTING PERSON

     OO
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(1)  Includes the following securities owned by EGI-Investors, L.L.C. for which
     Samstock, L.L.C. is the sole managing member: 293,304 shares of Common Stock and, for determination of shared dispositive power and aggregate amount beneficially owned, warrants to purchase 63,216 common shares (consisting of 39,510 Issuer Warrants and 23,706 Hill Warrants).
(2) Includes Issuer Warrants to purchase 179,240 shares of Common Stock and Hill Warrants to purchase 107,544 shares of Common Stock.
(3) Based upon 5,784,209 shares of Common Stock outstanding, as reported in the issuer's Form 10-Q for the period ended September 30, 1998, plus an additional 218,750 shares of Common Stock issuable upon the exercise of the Issuer Warrants beneficially owned by the reporting person.





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CUSIP No. 238338 10 7               13D
          -----------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     EGI-Davel Investors, L.L.C.     FEIN: 36-4259084
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                      [___]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                 7.  SOLE VOTING POWER

                                     0
             NUMBER OF          ------------------------------------------------
              SHARES             8.  SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY                293,304 (1)
               EACH             ------------------------------------------------
             REPORTING           9.  SOLE DISPOSITIVE POWER
              PERSON
                                     0
                                ------------------------------------------------
                                10.  SHARED DISPOSITIVE POWER

                                     356,520 (1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     356,520 (1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [__]
     CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1% (1) (2)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     OO
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(1)  Includes the following securities owned by EGI-Investors, L.L.C. for which
     Samstock, L.L.C. is the sole managing member: 293,304 shares of Common Stock and, for determination of shared dispositive power and aggregate amount beneficially owned, warrants to purchase 63,216 common shares (consisting of 39,510 Issuer Warrants and 23,706 Hill Warrants).
(2) Based upon 5,784,209 shares of Common Stock outstanding, as reported in the issuer's Form 10-Q for the period ended September 30, 1998, plus an additional 39,510 shares of Common Stock issuable upon the exercise of the Issuer Warrants beneficially owned by the reporting person.





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     This Amendment No. 2 (this "Amendment") amends and supplements the Schedule
13D filed on July 9, 1998, as previously amended (the "Schedule 13D"), by Samstock, L.L.C. ("Samstock") with respect to the common stock, par value $.01 per share (the "Common Stock"), of Davel Communications Group, Inc. (the "Issuer"). Only those Items amended are reported herein. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 2.  Identity and Background.

         (a-c) and (f). The paragraphs relating to subparagraphs (a-c) and (f) of Item 2 are amended to add the following:

              EGI-Davel Investors, L.L.C., a Delaware limited liability company ("EGI-Investors"), is hereby added as a reporting person to the
         Schedule 13D. The sole managing member of EGI-Investors is Samstock. The principal business of EGI-Investors is investing. The principal business address for EGI-Investors is c/o Samstock, L.L.C., Two North Riverside Plaza, Chicago, Illinois 60606.

         (d) and (e).  The paragraph relating to subparagraphs (d) and (e) of
         Item 2 is amended to add the following:

              EGI-Investors has not, during the last five years (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

        Item 3 is hereby amended to add the following:

              Pursuant to an Assignment Agreement dated August 13, 1998 (the "Assignment"), Samstock assigned, without consideration, the following securities (collectively, the "Contributed Securities") to EGI-Investors in exchange for membership interests in EGI-Investors:
         (i) 293,304 shares of Common Stock, (ii) Issuer Warrants to purchase 39,510 shares of Common Stock from the Issuer and (iii) Hill Warrants to purchase 23,706 shares of Common Stock from David R. Hill. As managing member of EGI-Investors, Samstock retains beneficial ownership of the Contributed Securities; the non-managing members of EGI-Investors do not have the power to vote, direct the vote of, dispose or direct the disposition of the Common Stock or Contributed Warrants held by EGI-Investors. The Assignment is attached hereto as
         Exhibit 9.

              Samstock acquired the shares of Common Stock in the transactions described in Item 5(c) below from its working capital.





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Item 5.  Interest on the Securities of the Issuer.

         With Respect to Samstock and EGI-Investors, Item 5 is hereby amended as follows:

         (a) Samstock beneficially owns an aggregate of 1,980,000 shares of Common Stock, representing approximately 33.0% of the total outstanding shares of Common Stock. EGI-Investors beneficially owns an aggregate of 356,520 shares of Common Stock, representing approximately 6.1% of the total outstanding shares of Common Stock. The percentage ownership numbers expressed in this subsection (a) are based upon 5,784,209 shares of Common Stock reported to be outstanding in the Issuer's Form 10-Q for the period ended September 30, 1998 plus the additional number of shares of Common Stock issuable upon the exercise of Issuer Warrants beneficially owned by the reporting persons.

         (b) Samstock has the sole power to direct the vote of 1,336,696 shares of Common Stock and to direct the disposition of 1,623,480 shares of Common Stock (including Issuer Warrants to purchase 179,240 shares of Common Stock and Hill Warrants to purchase 107,544 shares of Common Stock). Samstock and EGI-Investors share the power to vote, or direct the vote of 293,304 shares of Common Stock and to dispose of, or direct the disposition of 356,520 shares of Common Stock (including Issuer Warrants to purchase 39,510 shares of Common Stock and Hill Warrants to purchase 23,706 shares of Common Stock). EGI-Investors does not have sole power to vote or dispose of any of the Contributed Securities.

         (c) In addition to the transaction described herein, Samstock purchased in open market transactions (i) 2,150 shares of Common Stock on November 23, 1998 for an aggregate price of $37,356.25 and (ii) 3,950 shares of Common Stock on November 24, 1998 for an aggregate price of $73,953.09.

         (d) and (e)  Not applicable.

Item 7.  Materials to be filed as Exhibits.

         Assignment Agreement dated August 13, 1998, between Samstock, L.L.C., and EGI-Davel Investors, L.L.C.






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                                   SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  December 18, 1998.


                                 SAMSTOCK, L.L.C.


                                 By:  /s/ Donald J. Liebentritt
                                      -----------------------------------
                                      Name:   Donald J. Liebentritt
                                      Title:  Vice President


                                 EGI-DAVEL INVESTORS, L.L.C.
                                 By:  Samstock, L.L.C., its sole managing member


                                 By:  /s/ Donald J. Liebentritt
                                      ------------------------------------------
                                      Name:   Donald J. Liebentritt
                                      Title:  Vice President




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                                 EXHIBIT INDEX



 EXHIBIT
 NUMBER                           DESCRIPTION                               PAGE

   1     Stock Purchase Agreement dated May 14, 1998 by and between           *
         Samstock, L.L.C. and Davel Communications Group, Inc.

   2     Stock Purchase Agreement dated May 14, 1998 by and between           *
         Samstock, L.L.C. and David R. Hill

   3     Stock Purchase Agreement dated May 14, 1998 by and among             *
         Samstock, L.L.C., Robert D. Hill, Michael Hayes, Theodore
         Rammelkamp, Jr., Jones Yorke, Paul Demirdjian, Michael Kouri and Marlin Turnipseed

   4     Investment Agreement dated June 29, 1998 among Davel                 *
         Communications Group, Inc., Samstock, L.L.C. and David
         R. Hill

   5     Shareholders Agreement dated June 29, 1998 by and among              *
         Samstock, L.L.C., David R. Hill and, solely for purposes of Sections 2(a), 2(b), 3, 4, 6 and 8 through 19 thereof,
         Davel Communications Group, Inc.

   6     Voting Agreement dated June 11, 1998 between Samstock, L.L.C.        *
         and PhoneTel Technologies, Inc.

   7     Voting Agreement dated June 11, 1998 between Samstock, L.L.C.        *
         and PhoneTel Technologies, Inc.

   8     Voting Agreement dated July 5, 1998 between Samstock, L.L.C.         *
         and Peoples Telephone Company, Inc.

   9     Assignment Agreement dated August 13, 1998 between Samstock,         8
         L.L.C. and EGI-Davel Investors, L.L.C.


*  Previously filed.






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